December 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness T Stamp Inc.

Amended Registration Statement on Form S-3 Filed December 4, 2024 File No. 333-282310

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, T Stamp Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, be accelerated to Friday, December 6, 2024, at 9:00 a.m., Eastern time, or as soon thereafter as practicable.

Very truly yours, T Stamp Inc.

/s/ Gareth Genner
Gareth Genner
Chief Executive Officer